Exhibit 99.1

Third Quarter 2022 Earnings Release

Scotiabank reports third quarter results

All amounts are in Canadian dollars and are based on our unaudited Interim Condensed Consolidated Financial Statements for the quarter ended July 31, 2022 and related notes prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise noted. Our complete Third Quarter 2022 Report to Shareholders, including our unaudited interim financial statements for the period ended July 31, 2022, can also be found on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov. Supplementary Financial Information is also available, together with the Third Quarter 2022 Report to Shareholders on the Investor Relations page of www.scotiabank.com

Third Quarter 2022 Highlights on a Reported Basis	Third Quarter 2022 Highlights on an Adjusted Basis(1)
(versus Q3, 2021)	(versus Q3, 2021)

• Net income of $2,594 million, compared to $2,542 million	• Net income of $2,611 million, compared to $2,560 million

• Earnings per share (diluted) of $2.09, compared to $1.99	• Earnings per share (diluted) of $2.10, compared to $2.01

• Return on equity(2) of 15.3%, compared to 15.0%	• Return on equity of 15.4%, compared to 15.1%

TORONTO, August 23, 2022 – Scotiabank reported third quarter net income of $2,594 million compared to $2,542 million in the same period last year. Diluted earnings per share (EPS) were $2.09, compared to $1.99 in the same period a year ago.

Adjusted net income(1) for the third quarter was $2,611 million and EPS were $2.10, up from $2.01 last year. Adjusted return on equity was 15.4% compared to 15.1% a year ago.

“The quarter saw EPS growth of 4% and a return on equity of 15.4%. Strong credit quality, while growing the loan book across all business lines, prudent expense management and resilient customers were positive highlights against the backdrop of a more challenging macro environment this quarter” said Brian Porter, President and CEO of Scotiabank.

Canadian Banking earnings grew 12% underpinned by strong net interest income growth, driven by 14% loan growth and net interest margin expansion. The division reported its seventh consecutive quarter of positive operating leverage.

International Banking earnings grew 28% driven by higher net interest income with loans growing at 12%, expanding margins and prudent management of expenses. International Banking earnings also benefitted from lower income taxes and lower provision for credit losses.

Global Wealth Management delivered earnings of $383 million. Lower fee income resulting from a market driven decline in assets under management was partly offset by higher net interest income from robust loan growth and lower volume-related expenses.

Global Banking and Markets earnings of $378 million declined 26% driven by lower capital markets revenue as a result of market conditions and lower advisory fees.

Strong internal capital generation was deployed to grow the Bank’s risk-weighted assets in support of future earnings, while returning capital to shareholders, resulting in a Common Equity Tier 1 Ratio(3) of 11.4%.

“I am proud of the many recognitions Scotiabank received this quarter including being named Best Bank in Canada, North America’s Best Bank for Sustainable Finance and Best Investment Bank in Chile at the 2022 Euromoney Awards for Excellence. These awards showcase the Bank’s focus on putting our customers first, providing great advice and offering products and services that meet their needs” said Brian Porter. “We also welcomed Empire Company Limited to the Scene+ program, creating a uniquely flexible loyalty program for Canadians with options to earn and redeem points on nearly all of their daily purchases,” added Mr. Porter. “The Bank continues to demonstrate its commitment to the communities where we operate, as evidenced by the release of our inaugural ScotiaRISE Impact Report, which showcases more than 200 community partnerships, and $26 million in community investments globally.”

(1) Refer to Non-GAAP Measures section on page 6.

(2) Refer to page 51 of the Management’s Discussion & Analysis in the Bank’s Third Quarter 2022 Report to Shareholders, available on www.sedar.com, for an explanation of the composition of the measure. Such explanation is incorporated by reference hereto.

(3) This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

Scotiabank Third Quarter Press Release 2022   1

Financial Highlights

Reported Results	For the three months ended			For the nine months ended
	July 31	April 30	July 31	July 31	July 31
(Unaudited)($ millions)	2022	2022	2021	2022	2021
Net interest income	$4,676	$4,473	$4,217	$13,493	$12,744
Non-interest income	3,123	3,469	3,540	10,297	10,821

Total revenue	7,799	7,942	7,757	23,790	23,565
Provision for credit losses	412	219	380	853	1,640
Non-interest expenses	4,191	4,159	4,097	12,573	12,347
Income tax expense	602	817	738	2,283	2,182

Net income	$2,594	$2,747	$2,542	$8,081	$7,396

Net income attributable to non-controlling interests in subsidiaries	54	78	81	220	261

Net income attributable to equity holders of the Bank	$2,540	$2,669	$2,461	$7,861	$7,135
Preferred shareholders and other equity instrument holders	36	74	35	154	155
Common shareholders	$2,504	$2,595	$2,426	$7,707	$6,980

Earnings per common share (in dollars)
Basic	$2.10	$2.16	$2.00	$6.41	$5.75
Diluted	$2.09	$2.16	$1.99	$6.39	$5.73

Business Segment Review

Canadian Banking

Q3 2022 vs Q3 2021

Net income attributable to equity holders was $1,213 million, compared to $1,079 million. Adjusted net income attributable to equity holders was $1,217 million, an increase of $134 million or 12%. The increase was due primarily to higher revenues, partly offset by higher non-interest expenses and provision for credit losses.

Q3 2022 vs Q2 2022

Net income attributable to equity holders increased $34 million or 3%. The increase was due primarily to higher revenues, partly offset by higher provision for credit losses and non-interest expenses.

Year-to-date Q3 2022 vs Year-to-date Q3 2021

Net income attributable to equity holders was $3,593 million, compared to $2,917 million. Adjusted net income attributable to equity holders was $3,605 million, an increase of $676 million or 23%. The increase was due primarily to higher revenues and lower provision for credit losses, partly offset by higher non-interest expenses.

International Banking

Q3 2022 vs Q3 2021

Net income attributable to equity holders was $625 million, compared to $486 million. Adjusted net income attributable to equity holders was $631 million, an increase from $493 million. This increase was driven by higher net interest income, lower provision for income taxes, and lower provision for credit losses, partly offset by lower non-interest income.

Q3 2022 vs Q2 2022

Net income attributable to equity holders increased by $20 million or 3% from $605 million. Adjusted net income attributable to equity holders increased by $18 million or 3%, compared to $613 million last quarter. This was due largely to higher net interest income and lower provision for income taxes, partly offset by lower non-interest income, higher provision for credit losses and higher non-interest expenses.

Year-to-date Q3 2022 vs Year-to-date Q3 2021

Net income attributable to equity holders was $1,775 million, an increase of $480 million. Adjusted net income attributable to equity holders was $1,796 million, an increase of $476 million. This increase was due largely to lower provision for credit losses, non-interest expenses and higher net interest income, partly offset by lower non-interest income, and the negative impact of foreign currency translation.

Financial Performance on an Adjusted and Constant Dollar Basis

The discussion below on the results of operations is on an adjusted and constant dollar basis. Constant dollar basis excludes the impact of foreign currency translation, which is a non-GAAP financial measure (refer to Non-GAAP measures section on page 6). The Bank believes that reporting in constant dollar is useful for readers to understand business performance without the impact of foreign currency.

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Q3 2022 vs Q3 2021

Net income attributable to equity holders was $625 million, compared to $481 million. Adjusted net income attributable to equity holders increased to $631 million from $488 million. This increase was driven by higher net interest income, lower provision for income taxes, and lower provision for credit losses, partly offset by lower non-interest income.

Q3 2022 vs Q2 2022

Net income attributable to equity holders increased by $27 million or 5% from $598 million. Adjusted net income attributable to equity holders increased by $26 million or 5%, compared to $605 million last quarter. This was due largely to higher net interest income and lower provision for income taxes, partly offset by lower non-interest income, higher provision for credit losses and higher non-interest expenses.

Year-to-date Q3 2022 vs Year-to-date Q3 2021

Net income attributable to equity holders was $1,775 million, an increase of $533 million. Adjusted net income attributable to equity holders was $1,796 million, up $530 million. This increase was due largely to lower provision for credit losses, and higher net interest income, partly offset by lower non-interest income and higher provision for income taxes.

Global Wealth Management

Q3 2022 vs Q3 2021

Net income attributable to equity holders was $376 million, a decrease of $14 million or 3%. The decline is due primarily to lower fee income driven by market conditions, partly offset by higher net interest income and lower volume-related expenses.

Q3 2022 vs Q2 2022

Net income attributable to equity holders decreased $31 million or 8%. Lower fee income driven by market conditions was partly offset by higher net interest income and lower expenses.

Year-to-date Q3 2022 vs Year-to-date Q3 2021

Net income attributable to equity holders was $1,195 million, up $15 million or 1%. Higher brokerage revenues and net interest income were partly offset by lower mutual fund fees, higher volume-related expenses, and the 5% impact of elevated seasonal performance fees in the prior year.

Global Banking and Markets

Q3 2022 vs Q3 2021

Net income attributable to equity holders was $378 million, a decrease of $135 million or 26%. This was due to lower non-interest income driven by challenging market conditions and lower customer activity, higher non-interest expenses, and lower recovery on provision for credit losses, partly offset by higher net interest income.

Q3 2022 vs Q2 2022

Net income attributable to equity holders decreased by $110 million or 23%. This was due to lower non-interest income driven by lower customer activity, as well as lower recovery on provision for credit losses, partly offset by higher net interest income.

Year-to-date Q3 2022 vs Year-to-date Q3 2021

Net income attributable to equity holders was $1,427 million, a decrease of $146 million or 9%. This was due to higher non-interest expenses and lower non-interest income driven by lower customer activity, partly offset by higher net interest income and higher recovery on provision for credit losses.

Other

Q3 2022 vs Q3 2021

Net income attributable to equity holders was a net loss of $52 million, compared to a net loss of $7 million in the prior year. The decrease of $45 million was due primarily to a lower contribution from asset/liability management activities, and significantly lower investment gains, partly offset by lower income taxes and lower non-interest expenses.

Q3 2022 vs Q2 2022

Net income attributable to equity holders decreased $42 million from the prior quarter, due primarily to lower contribution from asset/liability management activities and lower investment gains, partly offset by lower income taxes and lower non-interest expenses.

Year-to-date Q3 2022 vs Year-to-date Q3 2021

Net income attributable to equity holders was a net loss of $129 million compared to net income of $170 million in the prior year. The decrease of $299 million was due mainly to significantly lower investment gains and a lower contribution from asset/liability management activities. This was partly offset by lower non-interest expenses, mainly related to the Bank’s increased investment in the SCENE loyalty program in the prior year.

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Credit risk

Provision for credit losses

Q3 2022 vs Q3 2021

The provision for credit losses was $412 million compared to $380 million, an increase of $32 million or 8%. The provision for credit losses ratio decreased two basis points to 22 basis points.

Provision for credit losses on performing loans was $23 million, compared to a net reversal of $461 million. The provision was driven by the less favorable macroeconomic forecast and portfolio growth in the retail and commercial portfolios, partly offset by provision reversals in retail due to improved portfolio credit quality. Higher provision reversals last year were due mainly to the more favourable macroeconomic outlook and credit migration to impaired, primarily in International Banking.

Provision for credit losses on impaired loans was $389 million, compared to $841 million, a decrease of $452 million or 54% due primarily to lower retail provisions in International Banking, driven by lower formations across most markets. The provision for credit losses ratio on impaired loans decreased 32 basis points to 21 basis points.

Q3 2022 vs Q2 2022

The provision for credit losses was $412 million compared to $219 million, an increase of $193 million or 88%. The provision for credit losses ratio increased nine basis points to 22 basis points.

Provision for credit losses on performing loans was $23 million, compared to a net reversal of $187 million. The provision was driven by the less favorable macroeconomic forecast and portfolio growth in the retail and commercial portfolios, offset by provision reversals in retail due to improved portfolio credit quality expectations. The provision this quarter includes approximately $65 million reversal, compared to $210 million in prior period, due to the release of allowances built in fiscal year 2020 no longer required, primarily in the Canadian retail portfolio, reflecting improved portfolio credit quality expectations.

Provision for credit losses on impaired loans was $389 million, compared to $406 million, a decrease of $17 million or 4% driven primarily by lower retail formations in International Banking, mainly Peru, Mexico and Central America, partly offset by higher formations in the Canadian retail portfolio. The provision for credit losses ratio on impaired loans was 21 basis points, a decrease of three basis points.

Year-to-date Q3 2022 vs Year-to-date Q3 2021

The provision for credit losses was $853 million compared to $1,640 million, a decrease of $787 million or 48%. The provision for credit losses ratio decreased 19 basis points to 16 basis points.

Provision for credit losses on performing loans was a net reversal of $347 million compared to a net reversal of $1,155 million. The provision reversals were primarily in the retail portfolio driven by improved credit quality and in the energy portfolio due to increased commodity prices. This was partly offset by the less favorable macroeconomic forecast and portfolio growth. The provision reversals included approximately $485 million (July 31, 2021 - $380 million) of allowance releases from those built in fiscal year 2020 no longer required.

The provision for credit losses on impaired loans was $1,200 million, compared to $2,795 million, a decrease of $1,595 million or 57% due primarily to lower formations across all portfolios. The provision for credit losses ratio on impaired loans decreased 37 basis points to 23 basis points.

Allowance for credit losses

The total allowance for credit losses as at July 31, 2022, was $5,295 million. The allowance for credit losses on loans was $5,147 million, a decrease of $147 million from the prior quarter. The decrease was due primarily to impact of foreign currency translation and provision releases due to improved portfolio credit quality. This was partly offset by allowance build for the impact of macroeconomic forecast.

The allowance on performing loans was lower at $3,590 million compared to $3,690 million as at April 30, 2022. The decrease was due primarily to the impact of foreign currency translation and provision releases due to improved portfolio credit quality. This was partly offset by provisions driven by the less favorable macroeconomic forecast and portfolio growth.

The allowance on impaired loans decreased to $1,557 million from $1,604 million last quarter. The decrease was primarily related to the International Banking Retail portfolio driven by lower formations, and higher write-offs in the International commercial portfolio.

Impaired loans

Gross impaired loans decreased to $4,252 million as at July 31, 2022, compared to $4,264 million last quarter. The decrease was due primarily to commercial and corporate repayments and the impact of foreign currency translation partly offset by new formations in International Banking. The gross impaired loan ratio was 58 basis points as at July 31, 2022, a decrease of two basis points from last quarter.

Net impaired loans in Canadian Banking were $355 million as at July 31, 2022, a decrease of $66 million from last quarter, due primarily to lower commercial gross impaired loans due to a recovery on one account, partly offset by new formations. International Banking’s net impaired loans were $2,202 million as at July 31, 2022, an increase of $134 million from last quarter, due primarily to higher commercial gross impaired loans. In Global Wealth Management, net impaired loans were $18 million as at July 31, 2022, a decrease of $5 million from last quarter, due primarily to write off and repayment on one account. In Global Banking and Markets, net impaired loans were $120 million as at July 31, 2022, a decrease of $28 million from last quarter, due primarily to repayment and a recovery on one account in the energy sector, partly offset by provisions. Net impaired loans as a percentage of loans and acceptances were 0.36% as at July 31, 2022, a decrease of one basis point from 0.37% last quarter.

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Capital Ratios

The Bank’s Common Equity Tier 1 (CET1) capital ratio(1) was 11.4% as at July 31, 2022, a decrease of approximately 20 basis points from the prior quarter, due primarily to strong organic growth in risk-weighted assets across all business lines and common share buybacks under the Bank’s Normal Course Issuer Bid, partly offset by the Bank’s internal capital generation.

The Bank’s Tier 1 capital ratio(1) was 13.0% as at July 31, 2022, an increase of approximately 20 basis points from the prior quarter, due primarily to a $1.5 billion issuance of Limited Recourse Notes (LRCNs), partly offset by the above noted impacts to the CET1 ratio.

The Bank’s Total capital ratio(1) of 15.0% as at July 31, 2022 remained approximately flat from the prior quarter, due to the above noted impacts to the Tier 1 capital ratio.

The Leverage ratio(2) was 4.2% as at July 31, 2022 also remained flat from the prior quarter, due primarily to higher Tier 1 capital offset by strong growth in the Bank’s on and off-balance sheet assets.

The TLAC ratio(3) was 28.4% as at July 31, 2022, a decrease of approximately 170 basis points from the prior quarter, mainly from lower TLAC instruments and the above noted impacts to the Total capital ratio.

The TLAC Leverage ratio(3) was 9.3%, a decrease of approximately 50 basis points, due primarily to lower TLAC instruments and higher leverage exposures.

As at July 31, 2022, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).

(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).

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Non-GAAP Measures

The Bank uses a number of financial measures to assess its performance, as well as the performance of its operating segments. Some of these measures are presented on a non-GAAP basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings that would ensure consistency and comparability among companies using these measures. The Bank believes that non-GAAP measures are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures are used throughout this press release and defined below.

Adjusted results and diluted earnings per share

The following tables present a reconciliation of GAAP reported financial results to non-GAAP adjusted financial results. The financial results have been adjusted for the following:

Amortization of acquisition-related intangible assets:

These costs relate to the amortization of intangibles recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

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Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended			For the nine months ended
($millions)	July 31 2022	April 30 2022	July 31 2021	July 31 2022	July 31 2021
Reported Results
Net interest income	$4,676	$4,473	$4,217	$13,493	$12,744
Non-interest income	3,123	3,469	3,540	10,297	10,821

Total Revenue	7,799	7,942	7,757	23,790	23,565
Provision for credit losses	412	219	380	853	1,640
Non-interest expenses	4,191	4,159	4,097	12,573	12,347

Income before taxes	3,196	3,564	3,280	10,364	9,578
Income tax expense	602	817	738	2,283	2,182

Net income	$2,594	$2,747	$2,542	$8,081	$7,396
Net income attributable to non-controlling interests in subsidiaries (NCI)	54	78	81	220	261

Net income attributable to equity holders	$2,540	$2,669	$2,461	$7,861	$7,135
Preferred shareholders and other equity instrument holders	36	74	35	154	155

Net income attributable to common shareholders	$2,504	$2,595	$2,426	$7,707	$6,980

Diluted earnings per share (in dollars)	$2.09	$2.16	$1.99	$6.39	$5.73

Adjustments
Amortization of acquisition-related intangible assets(1)	$24	$24	$24	$73	$78

Adjustments (Pre-tax)	24	24	24	73	78
Income tax expense/(benefit)	(7)	(6)	(6)	(20)	(21)

Adjustments (After tax)	17	18	18	53	57
Adjustment attributable to NCI	-	-	-	-	-

Adjustments (After tax and NCI)	$17	$18	$18	$53	$57

Adjusted Results
Net interest income	$4,676	$4,473	$4,217	$13,493	$12,744
Non-interest income	3,123	3,469	3,540	10,297	10,821

Total revenue	7,799	7,942	7,757	23,790	23,565
Provision for credit losses	412	219	380	853	1,640
Non-interest expenses	4,167	4,135	4,073	12,500	12,269

Income before taxes	3,220	3,588	3,304	10,437	9,656
Income tax expense	609	823	744	2,303	2,203

Net income	$2,611	$2,765	$2,560	$8,134	$7,453
Net income attributable to NCI	54	78	81	220	261

Net income attributable to equity holders	$2,557	$2,687	$2,479	$7,914	$7,192
Preferred shareholders and other equity instrument holders	36	74	35	154	155

Net income attributable to common shareholders	$2,521	$2,613	$2,444	$7,760	$7,037

Adjusted diluted earnings per share
Adjusted net income attributable to common shareholders	$2,521	$2,613	$2,444	$7,760	$7,037
Dilutive impact of share-based payment options and others	6	-	9	92	41

Adjusted net income attributable to common shareholders (diluted)	$2,527	$2,613	$2,453	$7,852	$7,078
Weighted average number of basic common shares outstanding (millions)	1,195	1,199	1,215	1,201	1,213
Dilutive impact of share-based payment options and others (millions)	8	2	8	20	12

Adjusted weighted average number of diluted common shares outstanding (millions)	1,203	1,201	1,223	1,221	1,225

Adjusted diluted earnings per share (in dollars)(2)	$2.10	$2.18	$2.01	$6.43	$5.78

Impact of adjustments on diluted earnings per share (in dollars)	$0.01	$0.02	$0.02	$0.04	$0.05

(1)	Recorded in non-interest expenses.

(2)	Earnings per share calculations are based on full dollar and share amounts.

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Reconciliation of reported and adjusted results by business line(1)

($millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total

	For the three months ended July 31, 2022
Reported net income (loss)	$1,213	$677	$378	$378	$(52)	$2,594
Net income attributable to non-controlling interests in subsidiaries (NCI)	-	52	2	-	-	54

Reported net income attributable to equity holders	$1,213	$625	$376	$378	$(52)	$2,540

Adjustments:
Amortization of acquisition-related intangible assets(2)	4	6	7	-	-	17

Adjusted net income (loss)	$1,217	$683	$385	$378	$(52)	$2,611

Adjusted net income attributable to equity holders	$1,217	$631	$383	$378	$(52)	$2,557

	For the three months ended April 30, 2022
Reported net income (loss)	$1,179	$681	$409	$488	$(10)	$2,747
Net income attributable to NCI	-	76	2	-	-	78

Reported net income attributable to equity holders	$1,179	$605	$407	$488	$(10)	$2,669

Adjustments:
Amortization of acquisition-related intangible assets(2)	4	8	6	-	-	18

Adjusted net income (loss)	$1,183	$689	$415	$488	$(10)	$2,765

Adjusted net income attributable to equity holders	$1,183	$613	$413	$488	$(10)	$2,687

	For the three months ended July 31, 2021
Reported net income (loss)	$1,079	$564	$392	$513	$(6)	$2,542
Net income attributable to NCI	-	78	2	-	1	81

Reported net income attributable to equity holders	$1,079	$486	$390	$513	$(7)	$2,461

Adjustments:
Amortization of acquisition-related intangible assets(2)	4	7	7	-	-	18

Adjusted net income (loss)	$1,083	$571	$399	$513	$(6)	$2,560

Adjusted net income attributable to equity holders	$1,083	$493	$397	$513	$(7)	$2,479

	For the nine months ended July 31, 2022
Reported net income (loss)	$3,593	$1,988	$1,202	$1,427	$(129)	$8,081
Net income attributable to NCI	-	213	7	-	-	220

Reported net income attributable to equity holders	$3,593	$1,775	$1,195	$1,427	$(129)	$7,861

Adjustments:
Amortization of acquisition-related intangible assets(2)	12	21	20	-	-	53

Adjusted net income (loss)	$3,605	$2,009	$1,222	$1,427	$(129)	$8,134

Adjusted net income attributable to equity holders	$3,605	$1,796	$1,215	$1,427	$(129)	$7,914

	For the nine months ended July 31, 2021
Reported net income (loss)	$2,917	$1,548	$1,187	$1,573	$171	$7,396
Net income attributable to NCI	-	253	7	-	1	261

Reported net income attributable to equity holders	$2,917	$1,295	$1,180	$1,573	$170	$7,135

Adjustments:
Amortization of acquisition-related intangible assets(2)	12	25	20	-	-	57

Adjusted net income (loss)	$2,929	$1,573	$1,207	$1,573	$171	$7,453

Adjusted net income attributable to equity holders	$2,929	$1,320	$1,200	$1,573	$170	$7,192

(1)	Refer to Business Segment Review section of the Bank’s Q3, 2022 Quarterly Report to Shareholders.

(2)	Recorded in non-interest expenses.

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Reconciliation of International Banking’s reported, adjusted and constant dollar results

International Banking business segment results are analyzed on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency.

Reported Results	For the three months ended						For the nine months ended
($millions)	April 30, 2022			July 31, 2021			July 31, 2021
(Taxable equivalent basis)	Reported results	Foreign exchange	Constant dollar	Reported results	Foreign exchange	Constant dollar	Reported results	Foreign exchange	Constant dollar
Net interest income	$1,687	$20	$1,667	$1,586	$1	$1,585	$5,036	$180	$4,856
Non-interest income	720	4	716	776	10	766	2,265	88	2,177

Total revenue	2,407	24	2,383	2,362	11	2,351	7,301	268	7,033
Provision for credit losses	276	3	273	339	(4)	343	1,260	49	1,211
Non-interest expenses	1,268	11	1,257	1,299	(1)	1,300	3,995	123	3,872
Income tax expense	182	(1)	183	160	6	154	498	23	475

Net income	$681	$11	$670	$564	$10	$554	$1,548	$73	$1,475

Net income attributable to non-controlling interest in subsidiaries	$76	$4	$72	$78	$5	$73	$253	$20	$233
Net income attributable to equity holders of the Bank	$605	$7	$598	$486	$5	$481	$1,295	$53	$1,242

Other measures
Average assets ($billions)	$204	$3	$201	$191	$2	$189	$195	$7	$188
Average liabilities ($billions)	$149	$3	$146	$146	$2	$144	$149	$6	$143

Adjusted Results	For the three months ended						For the nine months ended
($millions)	April 30, 2022			July 31, 2021			July 31, 2021
(Taxable equivalent basis)	Adjusted results	Foreign exchange	Constant dollar adjusted	Adjusted results	Foreign exchange	Constant dollar adjusted	Adjusted results	Foreign exchange	Constant dollar adjusted
Net interest income	$1,687	$20	$1,667	$1,586	$1	$1,585	$5,036	$180	$4,856
Non-interest income	720	4	716	776	10	766	2,265	88	2,177

Total revenue	2,407	24	2,383	2,362	11	2,351	7,301	268	7,033
Provision for credit losses	276	3	273	339	(4)	343	1,260	49	1,211
Non-interest expenses	1,258	11	1,247	1,288	(2)	1,290	3,960	120	3,840
Income tax expense	184	(2)	186	164	7	157	508	25	483

Net income	$689	$12	$677	$571	$10	$561	$1,573	$74	$1,499

Net income attributable to non-controlling interest in subsidiaries	$76	$4	$72	$78	$5	$73	$253	$20	$233
Net income attributable to equity holders of the Bank	$613	$8	$605	$493	$5	$488	$1,320	$54	$1,266

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.

The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent within each business segment.

Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed.

Adjusted return on equity represents adjusted net income attributable to common shareholders (annualized) as a percentage of adjusted average common shareholders’ equity.

Scotiabank Third Quarter Press Release 2022   9

Forward-looking statements

From time to time, our public communications often include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2021 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “project,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would” and “could.”

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.

We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the COVID-19 pandemic and its impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2021 Annual Report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2021 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the Bank, including the Bank’s Annual Information Form, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

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Shareholders Information

Dividend and Share Purchase Plan

Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees. As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank. For more information on participation in the plan, please contact the transfer agent.

Website

For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.

Conference Call and Web Broadcast

The quarterly results conference call will take place on August 23, 2022, at 8:00 am EDT and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at 416-641-6104 or toll-free, at 1-800-952-5114 using ID 2921392# (please call shortly before 8:00 am EDT). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.

Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from August 23, 2022, to September 29, 2022, by calling 905-694-9451 or 1-800-408-3053 (North America toll-free) and entering the access code 1127377#. The archived audio webcast will be available on the Bank’s website for three months.

Additional Information

Investors:

Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:

    Scotiabank

    Scotia Plaza, 44 King Street West

    Toronto, Ontario, Canada M5H 1H1

    Telephone: (416) 775-0798

    E-mail: investor.relations@scotiabank.com

Global Communications:

    Scotiabank

    44 King Street West, Toronto, Ontario

    Canada M5H 1H1

    E-mail: corporate.communications@scotiabank.com

Shareholders:

For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:

    Computershare Trust Company of Canada

    100 University Avenue, 8th Floor

    Toronto, Ontario, Canada M5J 2Y1

    Telephone: 1-877-982-8767

    E-mail: service@computershare.com

    Co-Transfer Agent (U.S.A.)

    Computershare Trust Company, N.A.

    Overnight Mail Delivery:

    Computershare

    C/O: Shareholder Services

    462 South 4th Street, Suite 1600

    Louisville, KY 40202

    First Class, Registered or Certified Mail Delivery:

    Computershare

    C/O: Shareholder Services

    P.O. Box 505000

    Louisville, KY 40233-5000

Scotiabank Third Quarter Press Release 2022   11

    Tel: 1-800-962-4284

    E-mail: service@computershare.com

    For other shareholder enquiries, please contact the Corporate Secretary’s Department:

    Scotiabank

    Scotia Plaza, 44 King Street West

    Toronto, Ontario, Canada M5H 1H1

    Telephone: (416) 866-3672

    E-mail: corporate.secretary@scotiabank.com

Rapport trimestriel disponible en français

Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Contact Information

    John McCartney

    Scotiabank Investor Relations

    (416) 863-7579

    Sophia Saeed

    Scotiabank Investor Relations

    (416) 933-8869

12   Scotiabank Third Quarter Press Release 2022